CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010
(847) 382-1000

July 21, 2008

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	CTI Industries, Inc.
Request for Withdrawal of:
Post Effective Amendment No. 1 to Registration Statement on Form S-1
Filed on July 9, 2008
File No. 333-31969

Ladies and Gentleman:

CTI Industries, Inc. (the “Company”) hereby requests the withdrawal of Post Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-31969) as erroneously filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on July 9, 2008 (the “Registration Statement”).

We are requesting a withdrawal solely due to the fact that the Registration Statement was filed under the wrong file number. We believe that such withdrawal is consistent with the public interest and the protection of investors. The omission was not detected until after the Registration Statement was filed. A corrected Registration Statement will be filed via EDGAR with the correct file number (333-139715).

The Company requests a withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933, as amended. Thank you for your assistance in the matter. Should you require further information, please contact Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352.

Sincerely,

/s/ Stephen M. Merrick
Stephen M. Merrick
Executive Vice-President and Chief Financial Officer